File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

SUPPL

8 September 2005

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to File Number 082-02819, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

p.p.

Gemma Knowles
Company Secretarial Assistant

Encl.

dlw 9/15

Announcement Body Information:

Severn Trent Plc (the "Company") has been informed that AXA S.A. and its group companies no longer have a notifiable interest in the Ordinary Shares of $65^{5/19}$p each of the Company.

www.severntrent.com